UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated August 30, 2021, announcing the Company’s dividend and earnings report for the first half and second quarter of 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 31, 2021	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – First half and Second quarter 2021.
The direction is Up

Monday, August 30, 2021

highlights:

1
These are challenging times for any business. The actions we take today will position NAT for rapid growth once life settles down again. A good sailor always keeps his eye on the horizon as well as on his boat, and we are looking at that horizon and preparing ourselves for what the market will be like in the coming year or two.

2
Demand for oil is going up. OPEC is raising its output. Current high oil, gas and electricity prices are a sign of an energy market in need for more. With ample spare capacity of oil, it is only a matter of time before even more oil will hit the energy markets. This is good news for NAT.

3
Our asset values are continuing to increase on back of  increased prices for steel, copper and other raw materials. The value of our high quality asset base and excellent relationships with our customers and lenders give NAT flexibility.

4
We have recently announced that we are planning to sell a few of our vessels in combination with purchase of a similar number of more recent vintage ships. We had more than 30 suezmax tankers a few years ago when we slimmed our fleet to 25 ships. Now we believe it is the right time to expand for the future.

5	The pandemic has lasted longer than we anticipated in early 2020.

The changing of crews on our ships takes place in normal intervals. We have managed these processes as well as possible, always with a view to providing safety for our crews.

6	History has repeatedly shown that when tanker markets turn, they do so quickly and forcefully. NAT is well positioned for that moment.

7
The average time charter equivalent (TCE) for our fleet during 2Q 2021 came in at $7,800 per day per ship – this was down from 1Q 2021 at $9,400. As an illustration of the potential, the same quarter last year gave a TCE for our fleet of $48,400 per day per vessel. The market during the first half of 2020 was good. In the same period this year, rates were down. The upside is significant.

8
The second quarter of 2021 produced a net loss of $28.7 million or earnings per share (EPS) of -$0.18. this compares to the previous quarter, that came in at a net loss of $25 million or an EPS of -$0.16. The second quarter last year gave a Net profit of $49.2 million and an EPS of $0.33.

9
Dividend is a priority for NAT. The dividend for 2Q 2021 is 1 cent ($0.01) per share, payable on Thursday October 14, 2021, to shareholders on record Friday September 24, 2021. This is our 96th consecutive quarterly dividend payment. When earnings improve, higher dividends can be expected.

10
Our industry network and close customer relationships with major oil companies and traders are based on trust, fleet quality and on our people. We are proud of the excellent vetting record of our vessels, perhaps the best sign of a tanker company’s reliability. Vetting is the scorecard provided by our customers.

NAT has sound corporate governance principles. The Company has zero tolerance for corruption. Our policy is to underpromise and overdeliver.

11	Detailed financial information for the second quarter of 2021 and for other periods is included later in this report.

Our Fleet

Our fleet now consists of 25 (incl. 2 newbuildings) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. We focus solely on the Suezmax market. We believe Suezmax vessels are more versatile and the one-million-barrel market offers more options in trading than the Very Large Crude Carriers (VLCC) with their two-million-barrel lifting capacity.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.

The operations of our Suezmax fleet have not been materially affected by the Covid-19 pandemic. Main challenges have been related to crew changes and we are following guidance issued by health authorities and international shipping trade associations to safeguard our seafarers.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

All our vessels are running on IMO compliant fuel.

Results for the second quarter 2021

For the second quarter 2021, the net loss was -$28.7 million or -$0.18 per share. This compares with a net loss of -$25 million and an EPS of -$0.16 per share in the first quarter of 2021. EBITDA (non-GAAP measure) came in at -$4.6 million for the second quarter 2021, compared to an EBITDA for the previous quarter of -$1.3 million.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Long Term Debt including current portion stood at $345.7 million, net of transaction costs, as of June 30, 2021.

Our fleet is financed through two financing arrangements;

1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), is $245.5 million as of June 30, 2021. Restricted cash of $8.3 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement.

2)	The total outstanding balance to Ocean Yield (including current portion of the debt) is $108.3 million as of June 30, 2021.

Current portion of long term debt is $14.7 million related CLMG/Beal Bank and $7.6 million is related to the Ocean Yield Financing. This is presented in our balance sheet with a total of $22.3 million net of transaction costs.

Our two newbuildings for delivery first half  2022 is financed with Ocean Yield. The financing agreement for up to 80% contains pre-delivery funding for the last two pre-delivery instalments for the newbuildings, if required.

During 2Q 2021 the Company issued 5,145,980 shares, with gross proceeds of $17.5 million under the $60 million ATM established October 16, 2020. At June 30, 2021, the Company had a total of 158,464,967 common shares outstanding.

For the second quarter of 2021 a cash dividend of 1 cent ($0.01) per share has been declared. This is the 96th consecutive quarterly dividend payment.

Payment of the dividend will be on or about October 14, 2021, to shareholders of record on September 24, 2021.

The size of our quarterly dividends will always be a reflection of our earnings.

World Economy and the Tanker Market

What is good for the world economy and world trade is positive for the crude oil tanker business.

The world will continue to need oil and has still not come up with a realistic alternative to this versatile and valuable raw material. Smart phones, refrigerators and other household appliances are made from metals and oil and will be going forward. Turning off the oil tap will seriously reduce quality of living for millions of people. Energy transitions take time and oil will be needed for decades to come.

OECD oil investories has now come down below the 5-year average, US oil inventories are below 5-year average and 2019-levels. US gasoline consumption is back up to pre-pandemic levels and jet fuel is catching up fast. All around the world we see evidence of a growing demand  for oil.

OPEC+ is responding and increasing their oil volumes, but some say it is too little, too late. Current high oil, gas and electricity prices, even long before the winter has arrived, is a sign of an energy chain in need for more. With an abundance of spare capacity of oil in the world, we believe it is just a question of time before even more oil will hit the world markets, and our tankers.

Pinpointing the timimg of the uptick in acticity for tankers is always difficult, but history has repeatedly proven that tanker markets can turn quickly and forcefully.

The above combined with a muted fleet growth for tankers in the coming years bodes well for the long term market balance. We are optimistic.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 550 vessels at June 30, 2021. 18 conventional Suezmax vessels was added to the world fleet during firs half 2021 and only 2 remaining to be delivered for the rest of 2021. We currently see 26 conventional Suezmax tankers for delivery in 2022, and 8 for delivery from the shipyards in 2023 and so far only one for delivery in 2024.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.

Our dividend policy should continue to enable us to achieve a competitive cash yield.

Our fleet of 25 (including newbuildings) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)		Three Months Ended		Six Months Ended
Amounts in USD '000	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020

Net Voyage Revenue	16,747	18,811	93,772	35,558	179,951

Vessel Operating Expenses	(17,603)	(16,450)	(15,716)	(34,053)	(32,698)
General and Administrative Expenses	(3,504)	(3,664)	(4,137)	(7,168)	(8,620)
Depreciation Expenses	(17,402)	(17,077)	(16,268)	(34,479)	(33,352)
Operating Expenses	(38,509)	(37,191)	(36,121)	(75,700)	(74,670)
Net Operating Income (Loss)	(21,762)	(18,380)	57,651	(40,142)	105,281

Interest Income	(0)	0	58	0	150
Interest Expense	(6,643)	(6,678)	(8,388)	(13,321)	(16,792)
Other Financial Income (Expenses)	(283)	28	(153)	(255)	77
Total Other Expenses	(6,926)	(6,650)	(8,483)	(13,576)	(16,565)
Net Income (Loss)	(28,688)	(25,030)	49,168	(53,718)	88,716
Basic and Diluted Earnings (Loss) per Share	(0.18)	(0.16)	0.33	(0.35)	0.60
Weighted Average Number of Common Shares Outstanding	155,595,376	151,856,939	148,969,489	153,746,698	147,872,500
Common Shares Outstanding	158,464,967	153,318,987	149,689,717	158,464,967	149,689,717

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD '000				Jun. 30, 2021	Dec. 31, 2020

Cash and Cash Equivalents				34,302	57,847
Restricted Cash				8,267	4,223
Accounts Receivable, Net				12,861	6,349
Prepaid Expenses				3,422	5,477
Inventory				19,274	19,408
Voyages in Progress				5,017	4,644
Other Current Assets				2,830	1,574
Total current assets				85,973	99,522
Vessels, Net				827,963	861,342
Vessels under Construction				11,865	11,000
Other Non-Current Assets				3,785	2,483
Total Non-Current Assets				843,613	874,825
Total Assets				929,586	974,347

Accounts Payable				3,727	4,099
Accrued Voyage Expenses				9,889	5,254
Other Current Liabilities				6,756	8,232
Current Portion of Long Term Debt				22,274	22,094
Total Current liabilities				42,646	39,679
Long-Term Debt				323,466	334,615
Other Non-Current Liabilities				801	927
Total Non-current Liabilities				324,267	335,542
Shareholders' Equity				562,673	599,126
Total Liabilities and Shareholders' Equity				929,586	974,347

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Six Months Ended	Twelve Months Ended
Amounts in USD '000	Jun. 30, 2021	Dec. 31, 2020

Net Cash Provided by/(Used in) Operating Activities	(20,925)	110,944

Investment in Vessels	(753)	(6,845)
Investment in Other Fixed Assets	(607)	(233)
Investment in Vessels under Construction	(865)	(11,000)
Proceeds from Sale of Investment Securities	0	602
Net Cash Used in Investing Activities	(2,225)	(17,476)

Proceeds from Issuance of Common Stock	23,218	20,713
Proceeds from Borrowing Activities	0	29,300
Repayments of Vessel Financing	(3,898)	(7,630)
Repayment of Borrowing Facility	(8,403)	(67,896)
Financing Transaction Costs	(1,100)	(320)
Dividends Distributed	(6,180)	(67,242)
Net Cash Provided by/(Used in) Financing Activities	3,637	(93,075)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(19,513)	393
Effect of exchange rate changes on Cash	12	39
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	62,070	61,638
Cash, Cash Equivalents and Restricted Cash at End of Period	42,569	62,070
Cash and Cash Equivalents	34,302	57,847
Restricted Cash	8,267	4,223

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Voyage Revenue	52,394	47,999	122,589	100,393	254,734
Voyage Expense	(35,647)	(29,188)	(28,817)	(64,835)	(74,783)
Net Voyage Revenue (1)	16,747	18,811	93,772	35,558	179,951

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020	Dec. 31, 2020
Net Income (Loss)	(28,688)	(25,030)	49,168	50,033
Interest Expense	6,643	6,678	8,388	31,481
Interest Income	0	0	(58)	(96)
Depreciation Expense	17,402	17,077	16,268	67,834
EBITDA (2)	(4,643)	(1,275)	73,766	149,252

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm